Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED

Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 8, 2015
(or any adjournment or postponement thereof)

To the Shareholders of

Iao Kun Group Holding Company Limited

Notice is hereby given that the Annual Meeting of the Shareholders of Iao Kun Group Holding Company Limited (the “Company”) will be held on December 8, 2015 at 11:30 a.m. local time at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau, and at any adjourned or postponement thereof. The Annual Meeting is called for the following purposes:

1.	To elect each of Lam Chou In, James R. Preissler, and João Manuel Santos Ferreira to serve on the Board of Directors of the Company as Class B directors until the 2018 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified;

2.	To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2015 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”); and

3.	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on November 9, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Annual Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual Meeting.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Annual Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at 853-2872-3425. This Proxy Statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address: http://ir.ikghcl.com/events.cfm. Shareholders may obtain a copy of these materials, free of charge, by contacting William Schmitt at IRC LLC; 761 Main Avenue; Norwalk, CT 06851; U.S.A.

By Order of the Board of Directors,

Vong Hon Kun
Chief Executive Officer

Hong Kong, November 12, 2015

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by marking your proxy card.

IAO KUN GROUP HOLDING COMPANY LIMITED

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IAO KUN GROUP HOLDING COMPANY LIMITED

Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

To be held on December 8, 2015
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Iao Kun Group Holding Company Limited (the “Company,” “Iao Kun,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau on December 8, 2015, at 11:30 a.m. local time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at 853-2872-3425.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 13, 2015.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our annual meeting, this proxy statement, a proxy card and our 2015 Annual Report to Shareholders, and by notifying you of the availability of our proxy materials on the Internet. The notice of annual meeting, proxy statement, form of proxy and our 2015 Annual Report are also available at http://ir.ikghcl.com/events.cfm. The materials on the site are searchable, readable and printable, and the site does not use “cookies” or other tracking devices that identify visitors.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on November 9, 2015 (the “record date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2015 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.	We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 13, 2015 to all shareholders of record entitled to vote at the Annual Meeting.

Q.	Who may vote and how many votes my I cast?

A.	Only shareholders of record on the record date, November 9, 2015, will be entitled to vote at the Annual Meeting. On the record date, there were 62,196,064 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no other classes of share capital outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

•	To elect three Class B directors;

•	To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2015 relating to financial statements prepared in accordance with GAAP; and

•	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, that person acting as proxy pursuant to the proxy card will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

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Q.	How do I vote?

A.	You may either vote “For” or “Against” each of the nominees to the Board of Directors named herein and you may vote “For” or “Against” each of the other proposals, or “Abstain” from voting on such other proposals. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card.

•	To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive; or

•	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. EST on the day before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The election of directors and the amendment to effect the change in the Company’s corporate name are non-routine matters, and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on these matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on these matters, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Annual Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Annual Meeting.

You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

•	FOR election of each of our three nominees for director; and

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•	FOR ratification of the appointment of UHY LLP as the independent auditor of the Company for the fiscal year ending December 31, 2015 relating to financial statements prepared in accordance with GAAP.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the Annual Meeting;

•	delivering a written request in person to return the executed proxy;

•	voting in person at the Annual Meeting; or

•	providing written notice of revocation to the Corporate Secretary of the Company at: Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Annual Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Annual Meeting if you:

•	properly submit a proxy card (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

On November 9, 2015, the record date, there were 62,196,064 ordinary shares outstanding. Therefore, at least 20,729,948 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

A.	Each director shall be elected by a simple majority of the votes cast at the Annual Meeting. There is no cumulative voting for the Company’s directors.

The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting is required for the ratification of the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2015.

Only shares that are voted are taken into account in determining the proportion of votes cast for any of the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

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Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://ir.ikghcl.com/. The principal executive office of the Company is located at Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau. The mailing address of the principal executive office is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau. The telephone number for the Company is 853-2872-3425.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 9, 2015 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Percentages of ownership are based on 62,196,064 Ordinary Shares outstanding as of November 9, 2015. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Amount and Nature of
Name and Address of Beneficial Owner	Beneficial Ownership		Percent of Class
Sylvia Lee(1)	2,434,566	(2)	3.9%
Vong Hon Kun(3)	8,336,122		13.4%
Lam Chou In(3)	6,771,875		10.9%
Lam Man Pou(3)	6,513,265		10.5%
Kwok Chi Chung (3)	0		*
James R. Preissler(4)	265,085		*
Yip Cheuk Fai (3)	0		*
Peter Li	183,413		*
Joao Manuel Santos Ferreira(3)	17,304		*
Yeung Lun, Allan(3)	17,304		*

All of our directors and executive officers as a group (10 individuals)	24,538,934		39.4%
All of our directors, executive officers and 5% stockholders who are our employees as a group.	24,538,934		39.4%

*	Less than 1%.

(1)	The business address of Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

(2)	Represents 115,849 ordinary shares owned jointly by Mrs. Lee and her husband, 20,825 ordinary shares owned by Mrs. Lee and 2,297,892 ordinary shares held by CS Capital USA, LLC, an affiliate of Mrs. Lee and her husband.

(3)	Each of these persons maintains a business address at Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau.

(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board of Directors, upon recommendation from the Nominating Committee, has nominated the persons identified under the caption “Class B Directors - Nominees” for election as directors, to serve until the 2018 annual meeting and their successors have been elected and qualified. If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates. Information regarding the directors whose terms expire at the next two annual meetings is also set forth below.

Name	Age	Other positions with Company
Class A Directors – two-year term remaining
Peter Li	51	NA
Yip Cheuk Fai	36	Chief Financial Officer
Yeung Lun Allan	59	NA

Class B Directors - nominees
Lam Chou In	47	Chief Operating Officer
James R. Preissler	44	NA
João Manuel Santos Ferreira	62	NA

Class C Directors - one-year term remaining
Lam Man Pou	52	Chairman and Chief Marketing Officer
Vong Hon Kun	50	Chief Executive Officer
Kwok Chi Chung	60	NA

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the annual meeting, the three nominees for director receiving a majority of the votes properly cast for the election of directors at the annual meeting will be elected to our Board of Directors.

The following pages set forth the names, ages and director start dates of the directors and director nominees, their respective principal occupations or brief employment history for the past five years and the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Lam Man Pou, age 52, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of Asia Gaming & Resort Limited, or AGRL, since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing the Company’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 25 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau.

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Vong Hon Kun, age 50, has served as the chief executive officer of the Company since May 2015 and a director of the Company since February 2010. He has also served as chief operating officer of the Company from February 2010 to May 2015 and the chief operating officer and a director of AGRL since its formation. As chief executive officer, he was responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 25 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau.

Yip Cheuk Fai, age 36, has been the chief financial officer and a director of the Company since May 2015 and is responsible for the accounting and finance of the Company. Mr. Yip has over 10 years of experience in merger and acquisition transactions, corporate finance, auditing and accounting and company secretary practice. Mr. Yip was previously the chief financial officer and secretary of China Huitong Finance Holdings Limited. Prior thereto, Mr. Yip was project director/business development director of Power Capital Global Limited; corporate controller, China division of Vimecto NV; finance manager for Prosperity Minerals Holdings Limited. He previously served as an auditor for Deloitte Touche Tohmatsu and as an audit assistant for Moore Stephens CPA, Hong Kong. Mr. Yip graduated from the Hong Kong Polytechnic University with a Bachelor of Arts in Accountancy and currently is a Fellow member of The Association of Chartered Certified Accountants and Fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Yip’s business address is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau.

Lam Chou In, age 47, has been the chief operating officer and a director of the Company since May 2015. Mr. Lam was previously an operating officer of the Company since February 2010 and is also a significant shareholder. As chief operating officer, Mr. Lam was responsible for the day to day operations of the Company, client relationships and client development, and for the supervision of the Company’s agent network. Mr. Lam has over 20 years of experience in the gaming industry and prior to joining the Company served as a senior manager at various VIP rooms at SJM’s casinos. He is a member of the Macau Gaming Industry General Association of Administrators and Promoters. Mr. Lam’s business address is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau.

Kwok Chi Chung, age 60, has been a director of the Company since May 2015. Mr. Kwok joined the Macau Judiciary Police in 1985 and was appointed the first chief coordinator of its Gaming-related Crimes Division in March 2003, where he was responsible for the prevention and investigation of crimes in Macau casinos. In September 2006, Mr. Kwok became the first head of the Macau Judiciary Police’s Gaming-related and Economic Crimes Investigation Department where he managed the Gaming-related Crimes Division, Economic Crimes Division and Anti-Money Laundering Division until his retirement in August 2010. In November 2014, he was appointed as an independent director at Jimei International Entertainment Group Ltd, a listed company in Hong Kong (HKG: 1159). Mr. Kwok is also currently the president of the Association of Gaming & Entertainment Promoters of Macau, the president of the Macau General Federation of Security Practitioners and the vice chief supervisor of the Macau Gaming Industry General Association of Administrators and Promoters.  Mr. Kwok graduated from Huaqiao University with a Bachelor’s degree in law in 2002 and obtained a Master’s degree in economic law from Huaqiao University in 2006.

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James R. Preissler, age 44, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York.

João Manuel Santos Ferreira, age 62, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 59, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

Peter Li, age 51, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

There are currently no family relationships among our directors, director nominees, and executive officers.

It is intended that the accompanying proxy will be voted for the election, as directors, of the three persons named under “Nominees for three-year term” above, unless the proxy contains contrary instructions.

The Board and Board Committees

During the year ended December 31, 2014, the Board of Directors met two times and took action by written consent on six occasions. All of the directors attended at least 75% of the aggregate of the total number of board meetings and the total number of meetings held by all committees of the board on which such director served. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that the following directors and director nominees are each independent directors as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Nasdaq Listing Rules”): James R. Preissler, Yeung Lun Allan, João Manuel Santos Ferreira, Kwok Chi Chung, and Peter Li.

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Current Committee Composition
Name	Audit	Nominating	Compensation
James R. Preissler	C
Yeung Lun Allan	M		M
João Manuel Santos Ferreira		C	M
Kwok Chi Chung	M	M
Peter Li		M	C

“C”	Indicates committee chair.

“M”	Indicates committee member.

Audit Committee.

On March 10, 2010, the Board of Directors formed the Audit Committee and adopted a written charter. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James R. Preissler (Chairman), Yeung Lun Allan and Kwok Chi Chung currently serve on this committee. The Audit Committee held two meetings during 2014, and took action by written consent on six occasions. The Board of Directors has determined that James R. Preissler is an “audit committee financial expert”. The Board of Directors has determined that each of the members of the Audit Committee are independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

The Audit Committee operates under a written charter adopted by the Board of Directors and assists the Board of Directors by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2014, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

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Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company’s annual report on Form 20-F for the fiscal year ended December 31, 2014. The Audit Committee also reappointed UHY LLP as the Company’s independent registered public accounting firm for fiscal 2015.

The members of the Audit Committee are:

James R. Preissler

Yeung Lun Allan

Kwok Chi Chung

Nominating Committee.

On April 7, 2010, the Board of Directors formed the Nominating Committee and adopted a written charter. João Manuel Santos Ferreira (Chairman), Kwok Chi Chung and Peter Li, each of whom is independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules, currently serve on this committee. The Nominating Committee did not meet in person at any time during 2014, but did act by written consent on one occasion.

The Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

•	Whether the candidate is independent pursuant to applicable rules and regulations of the Securities and Exchange Commission and any stock exchange.

•	Whether the candidate is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of the Company.

•	Whether the candidate has the ability to read and understand basic financial statements. The Nominating Committee also will determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the Securities and Exchange Commission.

•	Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.

•	Whether the candidate has knowledge of the Company and issues affecting the Company.

•	Whether the candidate is committed to enhancing shareholder value.

•	Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company.

•	Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

•	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership.

•	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

•	Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.

•	Whether the candidate is able to suggest business opportunities to the Company.

“Diversity,” as such, is not a criterion that the Nominating Committee considers. The directors will consider candidates from any reasonable source, including current board members, shareholders, professional search firms or other persons. The directors will not evaluate candidates differently based on who has made the recommendation.

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Shareholders who wish to recommend to the Nominating Committee a candidate for election to the Board of Directors should send their letters to Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau, Attention: Nominating Committee. The Corporate Secretary will promptly forward all such letters to the members of the Nominating Committee. Shareholders must follow certain procedures to recommend to the Nominating Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Nominating Committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the Corporate Secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

The recommendation must contain the following information about the candidate:

•	Name;

•	Age;

•	Business and current residence addresses, as well as residence addresses for the past 20 years;

•	Principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years (or such shorter period as the candidate has been in the workforce);

•	Educational background;

•	Permission for the Company to conduct a background investigation, including the right to obtain education, employment and credit information;

•	The number of ordinary shares of the Company beneficially owned by the candidate;

•	The information that would be required to be disclosed by the Company about the candidate under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and

•	A signed consent of the nominee to serve as a director of the Company, if elected. Although it has not done so in the past, the Nominating Committee may retain search firms to assist in identifying suitable director candidates.

Compensation Committee.

On April 7, 2010, the Board of Directors formed a Compensation Committee and adopted a written charter. Peter Li (Chairman), João Manuel Santos Ferreira, and Yeung Lun Allan, each of whom is independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules, currently serve on this committee. The Compensation Committee did not meet in person at any time during 2014, but did act by written consent on two occasions. The charter sets forth responsibilities, authority and specific duties of the Compensation Committee. The principal functions of the compensation committee are to evaluate the performance of our officers, to review any compensation payable to our directors and officers, to prepare compensation committee reports, and to administer the issuance of any common stock or other equity awards issued to our officers and directors.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

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Board Operations

The positions of principal executive officer and chairman of the Board of Directors of the Company are held by different persons. The chairman of the Board of Directors chairs Board of Director and shareholder meetings and participates in preparing their agendas.

The Board of Directors is responsible for overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis and routinely advises the Board of Directors on those matters as the CEO and CFO have access to the Board of Directors, attend regular meetings as well as the audit committee meetings. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees, providing oversight as necessary in connection with those efforts.

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 111,730 ordinary shares for fiscal 2014. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2014.

Name	Fees Earned or Paid in Cash (US$)	Ordinary Shares(1) (US$)	Total (US$)
Raymond Li Chun Ming (2)	35,000	20,000	55,000
Yeung Lun Allan	38,000	20,000	58,000
Lam Man Pou	30,000	20,000	50,000
Vong Hon Kun	30,000	20,000	50,000
George Chui Vai Hou (2)	38,000	20,000	58,000
Leong Siak Hung (2)	30,000	20,000	50,000
James R. Preissler	40,000	20,000	60,000
Manuel Santos Ferreira	38,000	20,000	58,000
Peter Li	38,000	20,000	58,000

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2014 directors’ equity compensation was $1.79.

(2)	Resigned as a director in April 2015.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Office
Lam Man Pou	Chairman and Chief Marketing Officer
Vong Hon Kun	Chief Executive Officer
Yip Cheuk Fai	Chief Financial Officer
Lam Chou In	Chief Operating Officer
Sylvia Lee	Executive Vice President

Biographical information for Lam Man Pou, Vong Hon Kun, Yip Cheuk Fai, and Lam Chou In are set forth above beginning on page 7.

Sylvia Lee, age 51, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

Executive Compensation

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies. We expect to stay apprised of the cash and equity compensation practices of publicly held companies in the gaming industry through the review of such companies’ public reports and other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to us, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary.  Generally, we set executive base salaries for our executives and those of Iao Kun at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. Base salaries will generally be reviewed annually, subject to terms of employment agreements, and we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

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Incentive Bonuses.  We may design and utilize cash incentive bonuses for our executives and those of AGRL to focus them on achieving key operational and financial objectives within a yearly time horizon. It is expected that such bonuses will be based on the standards include objective standards for job specific matters and subjective standards based on diligence, improvement of skills and company loyalty, decisiveness and an appropriate service mind-set. Improvement over the prior year is considered highly important. No cash bonuses have been granted to date.

Equity-Based Awards.  We may also use equity-based awards, such as stock options and stock grants, as part of our compensation packages. As of the date of this annual report, we have not adopted any plans or policies regarding such awards. As part of her annual compensation, Sylvia Lee, our executive vice president, receives $20,000 of our ordinary shares, as further described under “—Officer Compensation; Employment Agreements” below.

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2014:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$) (1)	Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	201,168	—	201,168
Leong Siak Hung, Chief Executive Officer (2)	278,541	—	278,541
Raymond Li Chun Ming, Chief Financial Officer (2)	232,117	—	232,117
Vong Hon Kun, Chief Operating Officer (3)	201,168	—	201,168
Sylvia Lee, Executive Vice President	30,000	20,000	50,000

(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2014 equity compensation was $1.79.

(2) Resigned as an executive officer in April 2015.

(3) Promoted to chief executive officer in May 2015.

AGRL has employment agreements with two of its executive officers. The following table sets forth certain information about these employment agreements as of December 31, 2014.

Officer	Position	Termination Date	Annual Salary
Lam Man Pou	Chief Marketing Officer	Expired, pending renewal*	$201,168
Vong Hon Kun	Chief Operating Officer**	Expired, pending renewal**	$201,168

*The parties have agreed that the terms of Mr. Lam’s expired employment agreement shall continue to apply until such time that a new employment agreement will be entered into.

**Promoted to Chief Executive Officer in May 2015 and signed a new three-year employment agreement.

Each officer is entitled to paid vacation in accordance with AGRL’s policies. Each officer is also entitled to reasonable use of company-provided automobiles, with the officer to be reimbursed for all reasonable expenses related to the use and operation of such automobiles. However, no automobiles are currently being provided and we currently have no plan in place to provide automobiles.

The employment agreements provide that the executive, during a period of five years following the termination of his employment shall not compete with AGRL or solicit any of its employees.

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The agreements contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any ordinary shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to us all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Code of Ethics and Related Person Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee, if one exists at the time). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. We are not prohibited from entering into related-party transactions with our directors and officers.

Our board of directors is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The board of directors will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board of directors with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Person Transactions of the Company

Because the Company and its subsidiaries are not able to directly operate as VIP gaming promoters, the Company’s management has technical ownership of the Company’s VIP gaming promoters, but each such VIP gaming promoter has entered into an agreement with a subsidiary of the Company providing that 100% of the profits of each VIP gaming promoter be paid to a subsidiary of the Company. None of the members of the Company’s management team receive compensation for being the owners of the Company’s VIP gaming promoters. The following table shows the relationships of the Company’s management team to its Promotion Entities:

Entity Name	Management Team Member Owning Entity
Sang Heng	Lam Man Pou and Vong Hon Kun
Doowell Limited	Lam Man Pou, Vong Hon Kun and Lam Chou In
Iao Pou	Lam Chou In
King’s Gaming	Mok Chi Hung
Sang Lung	Lam Man Pou and Vong Hon Kun
Bao Li	Lou Kan Kuong and Lei Kam Keong
Oriental	Lam Chou In and Vong Veng Im

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The following is a summary of related party transaction and balances as of and for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012

Loans payable to Mr. Lam Man Pou and Mr. Vong Hon Kun	$2,612,490	$5,809,075	$62,214,078

Loan payments made to Mr. Lam Man Pou and Mr. Vong Hon Kun in cash	$3,196,222	$25,802,070	$671,071

Contingent consideration payable to Mr. Mok Chi Hung	$-	$9,000,000	$18,000,000

Contingent consideration paid to Mr. Mok Chi Hung in cash	$9,000,000	$9,000,000	$9,000,000

Contingent consideration payable to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$42,291,631	$33,027,050	$32,294,981

Contingent consideration paid to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$13,000,000	$13,000,000	$15,146,032

Contingent consideration payable to Mr. Vong Veng Im	$41,404,026	$36,528,269	$-

Contingent consideration paid to Mr. Vong Veng Im	$26,000,000	$20,000,000	$-

Payable to Pak Si for management services	$573,897	$619,042	$567,684

Total expense for Pak Si for management services	$7,156,950	$6,807,018	$5,966,147

Entertainment expense paid to restaurant owned by Mr. Lam Man Pou, Mr. Vong Hon Kun and Mr. Leong Siak Hung	$727,298	$779,224	$-

Star World Hotel and Casino has extended a credit line of $27.2 million to Sang Heng which is guaranteed by Mr. Lam. Galaxy Macau Resort has extended a credit line of $25.6 million to Sang Lung which is guaranteed by Mr. Lam. These credit lines are used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the Iao Kun VIP Rooms operated by Sang Heng at the Star World Hotel and Casino and by Sang Lung at the Galaxy Macau Resort. The credit lines are non-interest bearing, and Mr. Lam is not compensated by AGRL for the guarantee.

The Sands Cotai Central has extended a credit line of $3.85 million to King’s Gaming, which is guaranteed by Mr. Vong and Mr. Mok. The credit line is used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the Wenzhou VIP gaming room promoted by King’s Gaming at the Venetian Resort Hotel. The credit line is non-interest bearing and Mr. Vong and Mr. Mok are not compensated by AGRL for the guarantees.

From time to time, Mr. Lam and Mr. Vong Hon Kun make small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

City of Dreams Hotel & Casino has extended a credit line of $3.9 million to Bao Li Gaming, which is guaranteed by Mr. Lou. The credit line is used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the VIP gaming room promoted by Bao Li Gaming at City of Dreams Hotel & Casino. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their VIP gaming patrons. Such loans by Messrs. Lam and Vong are non-interest bearing.

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Part of day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP Gaming Entities have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law. Such agreements are for one-year terms. Effective July 1, 2014, the monthly payments were revised for Sang Heng and Sang Lung from US$155,000 to approximately $142,000 each; and Bao Li, King’s Gaming and the Oriental VIP Room from US$103,000 to approximately $97,000 each. Effective January 1, 2015, the monthly payments were revised for Sang Heng and Sang Lung from $142,000 to $103,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $97,000 to $65,000 each.

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PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed UHY LLP as independent auditors to audit the financial statements of the Company for the year ending December 31, 2015 relating to financial statements prepared in accordance with GAAP, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of UHY LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the shareholders’ best interests.

Audit Fees

The firm of UHY LLP has acted since our inception as our principal independent registered public accounting firm. UHY LLP is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants.

The business address of UHY LLP is 19 West 44th Street, New York, New York 10036.

The following is a summary of fees paid or to be paid by us to UHY LLP for services rendered as the principal accountant.

	Year Ended December 31, 2013	Year Ended December 31, 2014
Audit Fees – UHY LLP	$342,153	$391,901
Audit-Related Fees – UHY LLP	170,577	151,955
Tax Fees – UHY LLP	-	-
All Other Fees – UHY LLP	-	-

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2013 and 2014 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

Audit Committee Pre-Approval

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). All of the services described above were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF UHY LLP AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2015.

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OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2014 (as filed with the SEC) including the financial statements thereto, is being provided with the proxy statement. Requests for additional copies should be directed to William Schmitt at IRC, LLC; 761 Main Avenue; Norwalk, CT 06851, U.S.A. Proxy materials are also available on the Company website at: ir.ikghcl.com/events.cfm.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Iao Kun Group Holding Company Limited, Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively). A copy of the Code of Ethics is available on our website, http://ir.ikghcl.com/governance.cfm.

Changes in Director Nomination Process for Shareholders

There were no changes in the director nomination process from January 1, 2014 through the present.

By Order of the Board of Directors,

/s/ Vong Hon Kun
Chief Executive Officer

November 12, 2015

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ANNUAL MEETING OF SHAREHOLDERS OF

IAO KUN GROUP HOLDING COMPANY LIMITED

December 8, 2015

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at: ir.ikghcl.com/events.cfm.

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Vong Hon Kun or Yip Cheuk Fai, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau on December 8, 2015 at 11:30 a.m., local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:	NOMINEES:
	☐ FOR ALL NOMINEES	○ Lam Chou In	○ James R. Preissler
○ João Manuel Santos Ferreira
☐ AGAINST ALL NOMINEES
☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2.	RATIFICATION OF INDEPENDENT AUDITORS	FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Items 1 and 2. Abstentions will be treated as being present and entitled to vote and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder	Date
Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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